UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 1, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Republic Airways Holdings Inc.

File No. 000-49697 - CF#31991

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       Republic Airways Holdings Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to its Exchange Act reports listed below.

       Based on representations by Republic Airways Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
99.1	8-K	January 20, 2005	through February 24, 2024
10.2	8-K	March 30, 2007	through February 24, 2024
10.3	8-K	March 30, 2007	through February 24, 2024
10.45(b)	10-Q	November 2, 2007	through February 24, 2024
10.45(d)	10-K	March 15, 2011	through February 24, 2024
10.45(e)	10-K	March 15, 2012	through February 24, 2024

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary